Exhibit 21.1

Principal Subsidiaries of RhythmOne

Entity	Jurisdiction of Incorporation or Organization
RhythmOne (US) Holding, Inc.(1)	United States
RhythmOne, LLC	United States
blinkx(Canada) Inc. (1)	Canada
Prime Visibility LLC	United States
Verti Technology Group, Inc.	United States
AdOn Network LLC	United States
Perk Inc.	Canada
Perk.com US Inc.	United States
Perk.com Software Private Limited	India
Perk.com Canada Inc.	Canada
Perkstar LLC	United States
AppRedeem Inc.	United States
Playerize Network Inc.	Canada
0945993 BC Ltd.	Canada
Playerize Inc.	United States
Viggle Rewards Inc.	United States
R1Demand, LLC	United States
RadiumOne UK Ltd	United Kingdom
RadiumOne Singapore Pte. Ltd.	Singapore
RadiumOne SARL	France
RadiumOne Pty Limited	Australia
RadiumOne S.R.L.	Italy
RadiumOne Netherlands BV	Netherlands

(1)	Shares are directly held by RhythmOne.